Press Release SR #08-06

July 11, 2006

GRANT OF OPTIONS

Sutcliffe Resources Ltd. (the “Company”) is proposing to grant options to acquire a total of 2,690,000 shares at an exercise price of $0.66 per share to directors, officers, employees and consultants. These options will be granted according to the terms of the Stock Option Plan approved by disinterested shareholders at the last general meeting of the Company held on May 25, 2006.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223   •   Fax: 604.608.0344   •   North America Toll-free: 1.877.233.2244